Exhibit 99.161

STARPOINT ENERGY TRUST

RESTRICTED UNIT BONUS PLAN

ARTICLE 1 - DEFINED TERMS

1.1          Where used herein, the following terms shall have the following meanings, respectively:

(a)           “associate” has the meaning ascribed thereto in subsection 1(1) of the Securities Act (Alberta);

(b)           “Board” means the board of directors of StarPoint;

(c)           “Business Day” means a day on which there is trading on the Toronto Stock Exchange or such other stock exchange on which the Trust Units are then listed and posted for trading, and if none, a day that is not a Saturday or Sunday or a national legal holiday in Canada;

(d)           “Cause” in relation to the termination of the employment of any Participant with the Trust or its Subsidiaries, has the meaning as such term is defined in the Participant’s employment agreement with the Trust or its Subsidiaries, or, if such term is not so defined or if the Participant has not entered into an employment agreement with the Trust or its Subsidiaries, then as such term is defined by applicable law;

(e)           “Change of Control” means (i) the initiation of a Take-Over Proposal; (ii) the issuance to or acquisition by any person, or group of persons acting jointly or in concert of (A) more than 50% of the outstanding Trust Units; or (B) more than 33 1/3% of the outstanding Trust Units and the election or appointment by such person or persons of their nominees as a majority of the Board; (iii) a change in the ownership of StarPoint the effect of which is that a sufficient number of voting shares of StarPoint necessary to elect a majority of directors to the Board are not beneficially held or under the direction or control of the Trust; (iv) the sale of all or substantially all of the assets of StarPoint or Upton Resources Partnership; or (v) the termination of the Trust;

(f)            “Consultant” means an individual, other than an employee or an officer of the Trust or any of its Subsidiaries, that (a) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Trust or its Subsidiaries under a written contract between the Trust and such individuals or a company of which such individual is an employee or shareholder, and (b) in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Trust or its Subsidiaries;

(g)           “Disability” means, with respect to a Participant, any physical or mental state of the Participant such that as a result of illness, disease, mental or physical disability or similar cause, the Participant is unable to fulfil his obligations under his employment agreement or consulting agreement with the Trust or its Subsidiaries, if any, either for any consecutive six month period or for any six month period (whether or not consecutive) in any consecutive 24 month period;

(h)           “Exchangeable Shares”  means exchangeable shares in the capital of StarPoint, which are exchangeable into Trust Units;

(i)            “Expiry Date” means, with respect to a Vested Restricted Unit, December 31 of the third year following the year in which the grant of the Vested Restricted Units related;

(j)            “Fair Market Value” with respect to a Vested Restricted Unit as at any date means the weighted average of the prices at which the Trust Units traded on the Toronto Stock Exchange (or, if the Trust Units are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which the Trust Units are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Trust Units traded on the said Exchange immediately preceding such date. In the event that the Trust Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Trust Units as determined by the Board in their discretion, acting reasonably and in good faith;

(k)           “Grant Agreement” means the agreement between the Trust and a Participant, in such form as may be approved by the Board, under which a Restricted Unit is granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(l)            “Grant Date” means the date upon which a Registered Unit is granted pursuant to the terms of the Plan;

(m)          “Insider” means any insider, as such term is defined in the Toronto Stock Exchange Company Manual;

(n)           “Participant” means a Trustee, or a director, officer or employee of the Trust or a Subsidiary of the Trust or a Consultant, in each case which, in the opinion of the Board, is or holds an appropriate position in or with the Trust or a Subsidiary of the Trust to warrant participation in this Plan;

(o)           “Payout Amount” means, with respect to each Vested Restricted Unit, the Fair Market Value of such Vested Restricted Unit on the Redemption Date;

(p)           “Plan” means this StarPoint Energy Trust Restricted Unit Bonus Plan, as the same may be further amended or varied from time to time;

(q)           “Redemption Date” means the date upon which the Trust receives or is deemed to have received a Redemption Notice from a Participant which, for greater certainty, shall not be later than 15 Business Days prior to the Expiry Date with respect to a Vested Restricted Unit;

(r)            “Redemption Notice” has the meaning ascribed thereto in Section 6.1 hereof;

(s)            “Restricted Unit” means a restricted unit granted pursuant to Article 3 of this Plan;

(t)            “Share Compensation Arrangement” means a unit option, unit option plan, employee unit purchase plan or any other compensation or incentive mechanism of the Trust involving the issuance or potential issuance of Units to one or more service providers (as defined in the Toronto Stock Exchange Company Manual), including a unit purchase from treasury which is financially assisted by the Trust by way of a loan, guaranty or otherwise;

(u)           “StarPoint” means StarPoint Acquisition Ltd., a Subsidiary of the Trust, and any of its successors at law;

(v)           “Subsidiary”, in relation to the Trust, means any body corporate, trust, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by the Trust;

(w)          “Take-Over Proposal” means a proposal or offer by a third person, whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 50% of the Trust Units whether by way of arrangement, amalgamation, merger, consolidation or other business combination, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire in any manner, directly or indirectly, more than 50% of the Trust Units and includes any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution or other business combination involving Trust;

(x)           “Trust” means StarPoint Energy Trust and includes any successor entity thereof;

(y)           “Trust Indenture” means the amended and restated trust indenture pursuant to which the Trust was settled;

(z)           “Trust Units” means the units of the Trust issuable pursuant to the terms of the Trust Indenture;

(aa)         “Trustee” means a trustee of the Trust;

(bb)         “Vested Restricted Unit” means any Restricted Unit which has vested and become eligible for redemption pursuant to the provisions of Section 5.4 hereof; and

(cc)         “Vesting Date” has the meaning ascribed thereto in Section 5.4 hereof.

1.2          Where appropriate, any capitalized terms which are not otherwise defined herein shall have the meaning ascribed to such terms in the Trust Indenture.

1.3          Words importing the singular number only shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.  References in this Plan to “this Plan”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder”, and similar expressions shall be deemed, in the absence of express language to the contrary, to refer to this Plan and not to any particular article, section or portion hereof and include any and every agreement or other instrument supplemental or ancillary hereto or in implementation hereof (including but not limited to the various Grant Agreements).

1.4          The headings of the articles, sections and clauses are inserted herein for convenience of reference only and shall not affect the meaning of construction thereof.

ARTICLE 2 - PURPOSE OF THE PLAN

2.1          The purpose of the Plan is to provide incentive bonus compensation to Participants, which is calculated based on the grant of Restricted Units and the appreciation in value of the Trust Units (including distributions payable in respect thereof) from the Grant Date until the Redemption Date, thereby rewarding their efforts in the year of grant and providing additional incentive for their continued efforts in promoting the growth and success of the business of the Trust, as well as assisting the Trust in attracting and retaining senior management personnel and the Board.

ARTICLE 3 - RESTRICTED UNITS

3.1          The incentive compensation bonus contemplated under the Plan will be granted in the form of Restricted Units. Where the Board grants Restricted Units to a Participant, such grant shall be in addition to the Participant’s regular compensation for services he or she renders in respect of the Trust or any of its Subsidiaries in the year of the grant. Each Restricted Unit will give the Participant the right to receive, upon each Vesting Date with respect to such portion of the Restricted Units which has vested pursuant to the provisions of Section 5.4 hereof and in accordance with the terms of the Grant Agreement relating to such Restricted Unit, an amount equal to the Payout Amount. In addition, commencing from and after the Grant Date until the earlier of the Redemption Date or the date on which such Restricted Units terminate in accordance with the terms of this Plan, each Participant shall be entitled to receive from the Trust, in respect of each of Restricted Unit held by such Participant, an amount, in cash and paid by the Trust coincident with any distribution by the Trust to holders of Trust Units, equal to the amount of such distribution per Trust Unit.

3.2          Upon a redemption by the Participant of any one or more Vested Restricted Units, the Board shall direct, in its sole discretion, that the Payout Amount owing to a Participant in respect of any one or more redeemed Vested Restricted Units granted to such Participant be satisfied either:

(a)           subject to Section 3.3, by the issuance from treasury to such Participant of a number of Trust Units which have a Fair Market Value as at the Redemption Date equal to the Payout Amount;

(b)           subject to Section 3.3, through open market purchases or purchases pursuant to private transactions with third parties, on behalf of such Participant, of such number of Trust Units that have a Fair Market Value on the Redemption Date equal to the Payout Amount; or

(c)           by the payment to the Participant of an amount in cash equal to the Payout Amount.

Upon the redemption of a Vested Restricted Unit as contemplated in Article 5 hereof and pursuant to the terms of a particular Grant Agreement, the Participant shall be entitled to receive and the Trust shall issue to the Participant, cause to be purchased on behalf of the Participant or pay to the Participant, as the case may be, within 15 Business Days following the Redemption Date, the number of Trust Units or cash in an amount equal to the Payout Amount as contemplated herein.

3.3          The issuance from treasury by the Trust or the purchase of any Trust Units under the Plan on behalf of a Participant pursuant to the provisions of Section 3.2(a) or 3.2(b) hereof shall be subject to the requirement that, if at any time counsel to the Board shall determine that the listing, registration or qualification of the Trust Units to be issued or purchased upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the issuance or purchase of such Trust Units, such Trust Units may not be issued or purchased, as the case may be, unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. In addition, any purchase or issuance of Trust Units under the Plan shall be subject to the provision that, if at any time the Board shall determine, in its sole discretion, that it is not reasonably feasible to comply with any condition of any law or regulation of any jurisdiction in which any Participant is resident, including, without limitation, the requirement to deliver to any Participant resident in the United States financial statements of the Trust reconciled to U.S. generally accepted accounting principles, which the Trust has determined is necessary as a condition of, or in connection with, the issuance or purchase of Trust Units thereunder, such Trust Units may not be purchased on behalf of or issued to such Participant unless such condition is complied with by the Trust on terms acceptable to the Board. Nothing herein shall be deemed to require the Trust to take any action, refrain from taking any action or to apply for or to obtain any listing, registration, qualification, consent or approval in order to comply with any condition of any law or regulation applicable to the issuance or purchase of any Trust Units hereunder. If Trust Units may not be issued or purchased under the Plan pursuant to this Section 3.3, then the Trust shall be required to satisfy the Payout Amount owing at such time to the Participant in cash.

3.4          Any issuance or purchase of Trust Units or payment of cash under the Plan shall be subject to the provision that the Trust may, in its sole discretion, require the Participant to reimburse the Trust for any amounts required to be paid by the Trust to any taxing or other governmental authority on behalf of the Participant or on its own behalf in respect of the issuance or purchase of the Trust Units or payment of cash to such Participant including, without limitation, excise, employment or income taxes, Canada/Quebec Pension Plan Contributions and Employment Insurance premiums required to be withheld from amounts payable by the Trust to the Participant. In lieu thereof, the issuance or purchase of Trust Units or the payment of cash under the Plan is conditional upon the Trust’s reservation, in its discretion, of the right to withhold, consistent with any applicable law, from any compensation or other amounts payable to the Participant, any amounts required to be paid by the Trust to any taxing or other governmental authority on behalf of the Participant or its own behalf under any federal, state, provincial or local law as a result of the issuance or purchase of Trust Units or the payment of cash under the Plan. To the extent that compensation or other amounts, if any, payable to the Participant are insufficient to pay any amounts required to be so paid by the Trust, the Trust may, in its sole discretion, require the Participant, as a condition to the issuance of Trust Units from treasury or the purchase on his behalf of any Trust Units under the Plan, to pay in cash or by certified cheque to the Trust an amount sufficient to cover such liability or otherwise make adequate provision to the Trust’s satisfaction of its obligations under federal, state, provincial and/or local law, and the Trust is authorized, without limitation, (i) to hold the unit certificate to which the Participant is entitled upon the issuance or purchase of such Trust Units as security for the payment of such obligation, until cash (through the issuance of distributions in respect of such Trust Units) sufficient to pay that liability has accumulated; (ii) to retain some or all of the Trust Units issuable in connection with such issuance or purchase under the Plan, having a fair market value at the date of the issuance or purchase of such Trust Units which is equal to the amount of the Trust’s obligations set forth above; or (iii) to direct the Participant’s selling broker to withhold from the proceeds realized from the sale of such Trust Units an amount which is equal to the Trust’s obligations set forth above and to pay such amount directly to the Trust.

ARTICLE 4 - TRUST UNITS SUBJECT TO THE PLAN

4.1          The number of Trust Units reserved at any time for issuance pursuant to issuances or purchases under the Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other Share Compensation Arrangements, may not exceed 5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares at that time.

4.2          Any grant of Restricted Units under the Plan shall be subject to the following restrictions:

(a)           the number of Trust Units issued to Insiders, together with Trust Units issued under any other Share Compensation Arrangements, within a one-year period, must not exceed 5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares;

(b)           the number of Trust Units reserved for issuance to any one person pursuant to issuances or purchases under the Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other Share Compensation Arrangements, must not exceed 1% of the aggregate issued and outstanding Trust Units and Exchangeable Shares; and

(c)           the number of Trust Units reserved for issuance to non-management directors of StarPoint pursuant to issuances or purchases under the Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other Share Compensation Arrangements, must not exceed 0.5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares.

ARTICLE 5 - GRANT AND VESTING OF RESTRICTED UNITS

5.1          Each grant of a Restricted Unit will be set forth in a Grant Agreement containing terms and conditions required in this Article 5 and such other terms and conditions not inconsistent herewith as the Board, in its sole discretion, may deem appropriate. Before the initial grant of a Restricted Unit to a Participant, a copy of the Plan will be delivered to such Participant.

5.2          Restricted Units may be granted by the Board to any Participant in respect of services rendered (or to be rendered) by the Participant in respect of the Trust in the year of the grant.

5.3          Except as otherwise provided herein and subject to the terms hereof, the number of Restricted Units subject to each grant, the expiration date of each Restricted Unit, the Vesting Dates with respect to each grant of Restricted Units, how the Payment Amount is satisfied and other terms and conditions relating to each such Restricted Unit shall be determined by the Board. The Board may, in its discretion, subsequent to the time of granting a Restricted Unitholder, permit the vesting of all or any portion of an unvested Restricted Unit then outstanding and granted to the Participant under this Plan, in which event all such unvested Restricted Units then outstanding and granted to the Participant shall be deemed to be immediately vested and available for redemption during such period of time as may be specified by the Board.

5.4          Restricted Units granted hereunder shall, unless otherwise determined by the Board and as specifically set out in the Grant Agreement, vest and become available for redemption as to 33 1/3% on each of the first, second and third anniversaries of the Grant Date (in each case, the “Vesting Date”). Upon the Vesting Date in respect of each

Restricted Unit, the Participant shall then be entitled to redeem such Vested Restricted Units in accordance with the provisions of Section 6.1 hereof, and upon such redemption, receive the Payout Amount in respect of such Vested and redeemed Restricted Units.

5.5          Notwithstanding any other provision of the Plan or a Grant Agreement, Restricted Units granted hereunder shall terminate, cease to be redeemable and be of no further force and effect after the Expiry Date.

ARTICLE 6 - REDEMPTION OF RESTRICTED UNITS

6.1          A Restricted Unit which has vested and become available for redemption pursuant to the provisions of Section 5.4 hereof may be redeemed by the Participant at any time and from time to time after the Vesting Date and prior to the Expiry Date by delivery to the Board at the registered office of StarPoint of a written notice of election to redeem (the “Redemption Notice”) in a form approved by the Board, such election to be addressed to the Board specifying the number of Restricted Units to be redeemed. If, by the close of business on an Expiry Date relating to any Restricted Units, there remains any Vested Restricted Units in respect of which a Redemption Notice has not been received by the Board as contemplated herein, such Vested Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice immediately prior to the close of business on the Expiry Date in respect of such Vested Restricted Units. In the case of any deemed redemption pursuant to this Plan, the Payout Amount of the Restricted Units so redeemed shall be satisfied in the manner determined by the Board, in its sole discretion.

6.2          The Trust shall pay or satisfy the Payout Amount to the Participant on the date which is 15 Business Days following a Redemption Date.

6.3          Notwithstanding the provisions of Section 5.4 hereof and subject to any express resolution passed at any time by the Board in respect of the grant of Restricted Units to any one or more Participants to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the Expiry Date, if a Participant’s employment with the Trust or its Subsidiaries, as the case may be, is terminated or is alleged to have been terminated for Cause, any Restricted Units granted to such Participant hereunder which have not yet vested at such time shall terminate and be of no further force or effect from and after the date of such termination.

6.4          Notwithstanding the provisions of Section 5.4 hereof and subject to any express resolution passed by the Board with respect to the grant of Restricted Units to any one or more Participants, (a) in the event of the resignation or retirement of a Participant as an employee of the Trust or its Subsidiaries, or the termination of the employment of a Participant with the Trust or its Subsidiaries for any reason other than for Cause (and whether or not such termination is with reasonable notice); (b) where a Participant ceases to be a Consultant; or (c) where a Participant ceases to be a Trustee or a director of a Subsidiary of the Trust, as the case may be, and, in each of the above circumstances, where such Participant does not otherwise continue to qualify hereunder as a Participant, any Restricted Units granted to such Participant hereunder which have not yet vested as at the effective date of such resignation, retirement, termination or ceasing to act, as the case may be, (in this Section, the “Termination Date”) shall terminate and become null and void, and such Participant shall have a period of 90 days from the Termination Date or until the Expiry Date for such Vested Restricted Units, if earlier (in this Section, the “Exercise Period”) to redeem any Vested Restricted Units and, failing such redemption, such Vested Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice in respect of such Vested Restricted Units immediately prior to the close of business on the last day of the Exercise Period.

6.5          Notwithstanding the provisions of Section 5.4 hereof and subject to any express resolution passed at any time by the Board with respect to the grant of Restricted Units to any one or more Participants to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the Expiry Date, upon the death or Disability of a Participant, any Restricted Units granted to such Participant hereunder which have not yet vested as at the date of the death or Disability (in this Section, the “Termination Date”) of such Participant shall terminate and become null and void, and any Vested Restricted Units as at the date of death or Disability shall remain available for redemption by the executor, administrator or personal representative of such Participant for a period of one year from the Termination Date or until the Expiry Date in respect of such Vested Restricted Units, if earlier (in this Section, the “Exercise Period”), and, failing such redemption, such Vested Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice in respect of such Vested Restricted Units immediately prior to the close of business on the last day of the Exercise Period.

6.6          Notwithstanding the provisions of Section 5.4 hereof and subject to any express resolution passed at any time by the Board with respect to the grant of Restricted Units to any one or more Participants to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the Expiry Date, in the event of a Change of Control, all Restricted Units granted to a Participant hereunder which have not yet vested at the effective date of such Change of Control shall immediately vest and shall be available for redemption by the Participant as follows:

(a)           in the event of any Change of Control other than by way of a Take-Over Proposal, such Restricted Units shall be available for redemption for a period of 30 days from the effective date of the Change of Control or until the Expiry Date for such Restricted Units, if earlier (in this Clause 6.6(a), the “Exercise Period”) and, failing such redemption, such Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice in respect of such Restricted Units immediately prior to the close of business on the last day of the Exercise Period; and

(b)           in the event of a Change of Control arising as a result of a Take-Over Proposal, such Restricted Units shall be available for redemption for a period commencing on the date of the Take-Over Proposal and ending on the earlier of the tenth day following the expiry date of the Take-Over Proposal or the Expiry Date for such Restricted Units.

6.7          For greater certainty, a person’s status as a Participant and any grant of Restricted Units hereunder shall not be affected by the Participant ceasing to be a Trustee or a director, officer or employee of the Trust or a Subsidiary or a Consultant, provided that the Participant continues to otherwise qualify as a Participant hereunder and to be eligible to receive grants of Restricted Units under the provisions of this Plan.

ARTICLE 7 - AMENDMENT AND TERMINATION

7.1          Subject to any necessary regulatory approval, the Board may at any time and from time to time make amendments to the Plan in whole or in part, including, without limitation, amendments to extend or restrict eligibility for participation in the Plan, but may not, without the approval of the unitholders of the Trust, make any amendment which would increase the maximum number of Trust Units which may be issued by the Trust from treasury to Participants under the Plan pursuant to Article 4 hereof or which may otherwise require unitholder approval, except as provided in Section 7.2 hereof. No such amendment may adversely affect any previous grant of Restricted Units or payment of a Payment Amount in respect of a Vested or redeemed Restricted Unit or deprive any Participant or his legal representative of any cash or Trust Units to which such Participant is entitled with respect to previous grants of Restricted Units which have not yet vested, except to the extent required by law. Any such amendment shall, if required, be subject to the prior approval of, or acceptance by, any stock exchange on which the Trust Units are listed and posted for trading.

7.2          If the authorized number of Trust Units as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of distributions), the maximum aggregate number of Trust Units which may be issued from treasury by the Trust under Article 4 of the Plan and the class of Trust Units which may be issued by the Trust or purchased pursuant to Article 4 hereof shall, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect such change.

7.3          The Board shall determine the adjustments to be made pursuant to Section 7.2 hereof.

7.4          Notwithstanding the provisions of this Article 7, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Trust now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Trust and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

7.5          Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan, provided that any such termination shall not have any effect on previously granted and unvested or unredeemed Restricted Units.

ARTICLE 8 - NO TRANSFER OR ASSIGNMENT OF PARTICIPANTS’ RIGHTS

8.1          Restricted Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetency, and no right or interest of any Participant under the Plan or to receive cash or Trust Units hereunder shall be liable for or subject to any obligation or liability of such Participant.

ARTICLE 9 - ADMINISTRATION AND INTERPRETATION

9.1          Nothing in the Plan shall be construed as giving any Participant the right to be retained in the employ of the Trust or any of its Subsidiaries or any right to any payment whatsoever except to the extent of the benefits provided for by the Plan. The Trust and its Subsidiaries expressly reserve the right to dismiss any Participant at any time without liability for the effect which such dismissal might have upon him as a Participant of the Plan other than as expressly provided for herein. No reasonable notice or payment in lieu thereof will extend the period of employment for purposes of the Plan.

9.2          The Plan shall be administered by the Board.

9.3          The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)           to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan; and

(b)           to interpret and construe the Plan and to determine all questions arising out of the Plan or the purchase or issuance of Trust Units under the Plan.

ARTICLE 10 - LIABILITY

10.1        Neither the Board, the Trust or any person acting on their direction or authority shall be liable for anything done or omitted to be done by the Board, the Trust or any such person with respect to the price, time, quantity or other conditions and circumstances of the issuance or purchase of Trust Units under the Plan or with respect to any fluctuations in the market price of the Trust Units or in any other connection under the Plan, unless such act or omission constitutes wilful misconduct or gross negligence on the part of the Board, the Trust or any such person.

ARTICLE 11 - GOVERNMENTAL REGULATIONS

11.1        The Trust’s obligation to issue and deliver or to cause to be purchased and delivered Trust Units under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or purchase and sale of such Trust Units.

11.2        Governmental regulations and any stock exchange on which the Trust Units are listed may impose reporting or other obligations on the Trust with respect to the Plan. For example, the Trust may be required to identify Restricted Units granted under the Plan on its Trust Unit ownership records or unitholder information circulars and send tax information to employees and former employees who transfer title to Trust Units acquired under the Plan.

ARTICLE 12 - GOVERNING LAW

12.1        The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

ARTICLE 13 - UNITHOLDER AND REGULATORY APPROVAL

13.1        The Plan has been adopted by the Board and the option of the Trust to issue Trust Units from treasury in order to satisfy any one or more Payout Amounts as contemplated in Section 3.2 hereof is subject to ratification by the unitholders of the Trust at the next meeting of unitholders of the Trust and the acceptance of the Plan by the Toronto Stock Exchange and any other relevant regulatory authority. Any Trust Units may be issued from treasury under the Plan prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given or obtained.